1040 West Georgia Street, Suite 1500
Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR

TABLE OF CONTENTS

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1040 West Georgia Street, Suite 1500
Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR
as at June 3, 2016 except as otherwise indicated

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on July 12, 2016 at the time and place and for the purposes set forth in the accompanying notice of the Meeting. In this Information Circular, references to “the Company”, “Taseko”, “we” and “our” refer to Taseko Mines Limited. The “board of directors” or the “Board” means the board of directors of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Taseko Shareholders” and “Shareholders” refer to shareholders of the Company. “Registered Shareholders” means Shareholders of the Company who hold Common Shares in their own name. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. “HDI” means Hunter Dickinson Inc., a private mining services company, providing technical, financial, administrative, and management services to Taseko and to several other publicly-traded companies. “HDSI” means Hunter Dickinson Services Inc., a wholly-owned subsidiary of HDI. For additional information on HDI and HDSI see “Interest of Informed Persons in Material Transactions – About Hunter Dickinson Inc. and Hunter Dickinson Services Inc.”

The Board has approved the contents and distribution of this Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist it in connection with the Company’s communications with shareholders. In connection with these services, Laurel Hill is expected to receive a fee of approximately $35,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your Common Shares are held in physical (i.e. paper) form and actually registered in your name, then you are a Registered Shareholder. However, if like most shareholders you keep your Common Shares in a brokerage account, then you are a Beneficial Shareholder and the manner for voting is different for registered and Beneficial Shareholders, so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy as recommended by management of the Company. However, under NYSE MKT Exchange (“NYSE MKT”) rules, a broker who has not received specific voting instructions from the Beneficial Owner may not vote the shares in its discretion on behalf of such Beneficial Owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of Directors. The ratification of the appointment of the Company’s auditors, qualifies as a “routine” proposal that brokers may vote upon without having received specific voting instruction from the Beneficial Owner; any broker “non-votes” with respect to this matter will not be considered votes “cast” and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who choose to submit a proxy may do so using one of the following methods:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

use the internet through Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions on Computershare’s website and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

In any case the Registered Shareholder must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Many shareholders are “beneficial” shareholders because the Common Shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person but which are registered either: (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered in the name of the shareholder’s broker or an Intermediary. The vast majority of such Common Shares are registered, in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks). In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company distributes copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the appropriate depository and intermediaries for onward distribution to Non-Registered Shareholders. The Company does not send Meeting Materials directly to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to all Non-Registered Shareholders for whom they hold Shares unless such Non-Registered Shareholders have waived the right to receive them. The Company has elected to pay for the delivery of Meeting Materials to objecting beneficial shareholders. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy or voting instruction form (“VIF”) supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States.

Broadridge typically mails a scannable VIF instead of the form of proxy. Non-Registered Holders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Non-Registered Holders may call a toll-free number or go online to www.proxyvote.com to vote. Taseko may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their shares. Certain Non-Registered Holders who have not objected to Taseko knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from those persons designated in the VIF, to represent you at the Meeting. To exercise this right, insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with the instructions set out in the VIF and this Information Circular. Once it has received all VIFs sent in, Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have any alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

These security holder materials are sent to both registered and beneficial owners of the securities of the Company.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the “BCA”), as amended, all but one of its directors and its executive officers are residents of Canada, and substantially all of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare by fax within North America at 1-866-249-7775, outside North America at 1- 416-263-9524, or by mail or by hand delivery at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with revocation procedures set out above.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any binding matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE MKT. The Board has fixed June 3, 2016 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the Record Date, there were 221,826,634 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

With the exception of the shareholders mentioned below, the directors and executive officers of the Company do not know of any person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as of the Record Date.

As of March 11, 2016, according to regulatory filings at www.sec.gov, SailingStone Capital Partners LLC (“SailingStone”) owned or controlled 23,077,310 Common Shares, which represent 10.4% of the outstanding Common Shares. On February 22, 2016, a Voting Support and Nomination Agreement (the “Agreement”), was entered into by and among certain reporting persons connected with SailingStone under the United States Securities and Exchange Commission rules (collectively that “SailingStone Parties”) and the Company. Pursuant to the Agreement, the Company agrees to consult with the SailingStone Parties with respect to the nomination of two new independent directors of the Company who shall have certain professional qualifications and be acceptable to the SailingStone Parties (the “New Nominees”). Neither of the New Nominees shall be: (a) a director, officer, employee or affiliate of HDI or HDI-affiliated entities; or (b) a director, officer, employee, affiliate, shareholder or partner of Raging River Capital LP or certain related entities (the “Raging River Entities”). Pursuant to the Agreement, the Company agreed to amend its Governance Manual (as defined below) to provide that: (i) proposed acquisitions by the Company in which HDI-related entities or persons have a shareholder interest will be submitted to Shareholders, who will be asked to consider and vote on such acquisitions; and (ii) a say-on-pay resolution will be submitted to shareholders at each general meeting of the Company, pursuant to which Shareholders will be asked to vote on an advisory basis as to the acceptability of the Company’s executive compensation and fees paid to HDI and HDI-affiliated parties and persons under any services agreement. This amendment to the Governance Manual was made effective on February 29, 2016 and filed on the Company’s website.

As described in the Agreement, at the Meeting, SailingStone will vote in favour of the election of the New Nominees, as well as the election of Ronald W. Thiessen (Chairman), William P. Armstrong, Robert A. Dickinson, Russell E. Hallbauer, Alexander G. Morrison (Lead Director), Richard A. Mundie and Linda E. Thorstad, as directors of the Company and certain other routine matters, and against any other resolutions proposed or supported by any of the Raging River Entities. The SailingStone Parties further agree under the Agreement that at any meeting of Taseko’s Shareholders held prior to the 2016 Meeting, SailingStone Capital will vote consistent with the foregoing.

The SailingStone Parties agreed to certain customary standstill provisions for a period of two years from the date of the Agreement. The SailingStone Parties also agreed to certain customary provisions regarding transactions in Shares prior to the Meeting. Pursuant to the terms of the Agreement, the SailingStone Parties are not required to take or omit to take any action to the extent such action (or omission of action) would reasonably be expected to be inconsistent with the SailingStone Parties’ fiduciary duties or obligations under the United States Investment Advisers Act of 1940 or the United States Investment Company Act of 1940. The foregoing description of the Agreement is qualified by reference to the full text of the Agreement, a copy of which was filed by the Company on SEDAR at www.sedar.com on February 26, 2016.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015, report of the auditor, related management discussion and analysis and annual information form will be placed before the Meeting. The Company’s Annual Information Form is specifically incorporated by reference into, and forms an integral part of, this Information Circular. These documents have all been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Taseko Mines Limited, Suite 1500 – 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, telephone: 778-373-4533 or 1-800-667-2114. These documents are also available via the internet on SEDAR at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. With respect to the election of directors, there are eight director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the eight nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority vote policy described below, the eight nominees receiving the highest number of votes are elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected.

ELECTION OF DIRECTORS

The size of the Board is currently set at eight as that was the number fixed at the 2015 annual shareholders meeting. It is intended that the number of directors to be elected by the shareholders remain at eight. Therefore the Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of persons to be elected to the Board at eight.

Each of the eight director nominees are currently directors of Taseko and have agreed to stand for election. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected or appointed.

Majority Vote Policy

The Board has adopted a policy that if the votes “for” the election of a director nominee at a meeting of shareholders are fewer than the number voted “withhold”, the nominee will submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee. The Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide within 90 days after the date of the meeting of shareholders whether to accept or reject the resignation. The Board will accept the resignation absent exceptional circumstances. The Board's decision to accept or reject the resignation will be disclosed by way of a press release, a copy of which will be sent to the TSX. If the Board does not accept the resignation, the press release will fully state the reasons for the decision. The nominee will not participate in any Committee or Board deliberations whether to accept or reject the resignation. This policy does not apply in circumstances involving contested director elections.

The following table sets out the names of management’s eight nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction. The share ownership information was supplied to the Company by insider reports available at www.sedi.ca as of the Record Date.

Advance Notice Provisions

As announced in the Company’s Information Circular dated May 6, 2013, which was SEDAR filed on May 10, 2013, the Board submitted amendments to the Articles of the Company to include advance notice provisions (the “Advance Notice Provisions”) for approval by the shareholders. A copy of the Advance Notice Provisions was included as Schedule “A” to the same Information Circular dated May 6, 2013. The amended Articles were ratified and approved by the Company’s shareholders at the Company’s annual general and special meeting held on June 6, 2013.

The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Company has not received notice of a nomination in compliance with the Company’s Articles, as amended June 6, 2013 and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

The following table sets out the names of the current members of the Board, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
William P. Armstrong Director British Columbia, Canada	Since May 2006	103,853(2)
Geoffrey A. Burns Director British Columbia, Canada	Since May 16, 2016	Nil(3)
Robert A. Dickinson Director British Columbia, Canada	Since January 1991	3,535,105(4)
Russell E. Hallbauer President, Chief Executive Officer and Director British Columbia, Canada	Since July 2005	4,020,469(5)
Alexander G. Morrison Lead Director Colorado, USA	Since April 2011	8,800(6)
Richard A. Mundie Director British Columbia, Canada	Since January 2010	100,000 (7)
Ronald W. Thiessen Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,290,795(8)
Linda E. Thorstad Director British Columbia, Canada	Since August 2014	Nil(9)

Notes:

(1)

The information as to Common Shares beneficially owned or controlled is not within the knowledge of management of the Company. The share ownership information was supplied to the Company by insider reports available at www.sedi.ca as of June 3, 2016.

(2)

Mr. Armstrong also holds options to purchase an aggregate of 545,000 Common Shares and 204,000 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(3)	Mr. Burns was appointed as a director effective May 16, 2016. He currently holds no securities in the Company.
(4)

Mr. Dickinson holds options to purchase an aggregate of 464,000 Common Shares and 204,000 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(5)

Mr. Hallbauer holds options to purchase an aggregate of 2,017,800 Common Shares and 260,000 performance share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(6)

Mr. Morrison holds options to purchase an aggregate of 464,000 Common Shares and 237,960 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(7)

Mr. Mundie purchased an aggregate of 100,000 Common Shares in March, 2016. He also holds options to purchase an aggregate of 464,000 Common Shares and 237,960 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(8)

Mr. Thiessen holds options to purchase an aggregate of 500,000 Common Shares and 237,960 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

(9)

Ms. Thorstad holds options to purchase an aggregate of 50,000 Common Shares and 204,000 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the “Statement of Executive Compensation” section below.

Penalties, Sanctions and Orders

Except as disclosed below, within the last 10 years before the date of this Information Circular, no director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

As publicly disclosed at www.sedar.com, in September, 2012, Great Basin Gold Ltd. (“GBG”), a company for which Mr. Ronald W. Thiessen was at the time a director, filed for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in Canada, and as well, GBG’s principal South African subsidiary Southgold Exploration (Pty) Ltd. (“Southgold”), filed for protection under the South African Companies Act business rescue procedures. These companies continued to be subject to the insolvency proceedings at the time that Mr. Thiessen resigned.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

William P. Armstrong, P. Eng. – Director

Mr. Armstrong earned his Bachelors and Masters Degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and was responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong was involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Euromax Resources Ltd.	Director	October 2011	February 2012
Atlantic Gold Corporation	Director	September 2013	Present
Taseko Mines Limited	Director	May 2006	Present

Geoffrey A. Burns, B.Sc., M.B.A. – Director

Geoffrey Burns brings over thirty years of senior management experience in the mining industry to Taseko. He is currently the Chairman of Maverix Metals Inc. and until December 2015 was the President, CEO and a Director at Pan American Silver Corp. (“PASC”). During his 12 year tenure at PASC, the company increased its annual silver production from 7.5 million ounces to over 26 million ounces to become the second largest primary silver producer in the world. He has extensive experience throughout North and South America in mine operations and project development having participated in numerous mine construction projects from feasibility study into continuous operation. He has also led numerous capital market transactions including placements of equity, debt and convertible debt, and was instrumental in completing several cornerstone acquisitions for Pan American Silver.

Mr. Burns also served for a two year term as President of the Silver Institute, a nonprofit international association of producers, refiners, silversmiths and bullion suppliers dedicated to the development and uses of silver and silver products in the global marketplace.

Mr. Burns is, or within the past five years was, an officer and/or a director of the following public companies:

Company	Positions Held	From	To
Pan American Silver Corp.	Director	July 2003	December 2015
	President and CEO	May 2004	December 2015
Taseko Mines Limited	Director	May 2016	Present

Robert A. Dickinson, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of public companies associated with HDSI. HDI, through HDSI, provides technical, financial, administrative, and management services to Taseko and to several other publicly-traded companies. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Curis Resources Ltd.	Director	November 2010	November 2012
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director	March 2011	December 2011
	Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P. Eng. – Director, President and CEO

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities. HDI, through HDSI, provides technical, financial, administrative, and management services to Taseko and to several other publicly-traded companies.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Chairman	December 2010	September 2012
	Co-Chairman	September 2012	November 2014
	Director	November 2010	November 2014
Northern Dynasty Minerals Ltd.	Director	April 2008	February 2016
Taseko Mines Limited	President/CEO/Director	July 2005	Present

Alexander G. Morrison, CPA, CA – Lead Director

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 25 years of experience in the mining industry.

Mr. Morrison is a citizen of the United States and is a resident of the state of Colorado.

Mr. Morrison has held senior executive positions at a number of mining companies, most recently serving as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Mr. Morrison is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Lead Director	May 2010	Present
Pershing Gold Corporation	Director	November 2012	Present
Gold Resource Corporation	Director	March 2016	Present
Taseko Mines Limited	Lead Director	April 2011	Present

Richard A. Mundie, CPA, CA – Director

Mr. Mundie is a Chartered Professional Accountant with a Bachelor of Commerce degree from the University of British Columbia. Mr. Mundie has held a number of senior leadership positions in the mining sector for over 40 years in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for Teck Cominco Limited. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government.

Mr. Mundie also held the position of Vice President – Commercial for a period of ten years with Teck Cominco. In this role, he was responsible for marketing the company’s commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan.

Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with PricewaterhouseCoopers LLP.

Mr. Mundie is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Far West Mining Ltd.	Director	August 2010	June 2011
Panoro Minerals Ltd.	Director	March 2010	Present
Taseko Mines Limited	Director	January 2010	Present

Ronald W. Thiessen, CPA, CA – Chairman of the Board and Director

Mr. Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI (and HDI), and focuses on directing corporate development and financing activities. HDI, through HDSI, provides technical, financial, administrative, and management services to Taseko and to several other publicly-traded companies.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	April 1996	July 2011
Detour Gold Corporation	Director	July 2006	May 2012
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	President and Chief Executive Officer	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Linda E. Thorstad – Director

Linda Thorstad is a registered professional geoscientist and has over 35 years of senior management experience in the mining industry. Her experience spans exploration and development companies as well as key roles with mid-tier producers. Ms. Thorstad served as the Director, Government and Community Relations and Permitting at Alamos Gold until April 30, 2015. Prior to Alamos, she was the President and Chief Executive Officer of Orsa Ventures until it was acquired by Alamos Gold in 2013. Additionally, she has been involved in two special government commissions focused on sustainability, land use, resource and environmental management. Ms. Thorstad is the past President of the Association of Professional Engineers and Geoscientists of British Columbia, a Founding Member of the Canadian Council of Professional Engineers (now Geoscientists Canada) and Honorary Fellow of Engineers Canada.

Ms. Thorstad is, or within the past five years was, an officer and/or a director of the following public companies:

Company	Positions Held	From	To
Orsa Ventures Corporation	Director	August 2008	September 2013
St Georges Platinum & Base Metals Ltd.	Director	October 2010	November 2011
Taseko Mines Limited	Director	August 2014	Present

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for reappointment as auditor of the Company. KPMG LLP has been auditor of the Company since November 19, 1999.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Governance Manual”), most recently amended by the Board on February 29, 2016 and available on the Company’s website. The Governance Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitor its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Governance Manual has written charters for each of its four standing committees. Further, the Governance Manual encourages but does not require continuing education for its directors and it contains a code of ethics and policies dealing with issuance of news releases and disclosure documents, as well as share trading black-outs. A copy of the Governance Manual is available for review at the Company’s website (www.tasekomines.com).

Composition of the Board of Directors

The applicable corporate governance policies require that the Board determine the status of each director as independent or not, based on each director’s interest in, or other relationship with, the Company. The policies recommend that an exchange listed company’s board of directors have a majority of directors who qualify as independent directors (as defined below). The Board should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board, and the Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The Company’s policies allow for retention of independent advisors for Board members when they consider it advisable.

Under the Company’s policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgement. Generally speaking, a director is considered independent if he or she is free from any employment, business or other relationship. Other possible material relationships include, for example, having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, where any of the Company’s current executive officers served at the same time on that entity’s compensation committee, is deemed to have a material relationship, as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board currently consists of eight directors of whom five have been determined by the Board to be “independent” directors. The “independent” directors are Richard A. Mundie, Alexander G. Morrison, William P. Armstrong, Linda E. Thorstad and Geoffrey A. Burns. The non-independent directors (and the reasons for that status) are Robert A. Dickinson (former Chairman of the Board and compensated advisor), Russell E. Hallbauer (President and Chief Executive Officer), and Ronald W. Thiessen (compensated Chairman of the Board).

Messrs. Dickinson, Thiessen and Hallbauer serve on boards of directors of other publicly traded companies associated with a private management company, HDI. Messrs. Hallbauer, Dickinson and Thiessen are also principals of HDI. HDI invoices Taseko for their executive services as well as other services, including geological, accounting and administrative services which do not exceed the fair market value of such services. Other than Mr. Hallbauer, none of the other directors of the Company is a full time employee.

The Articles of the Company and Section 122(3) of the BCA permit the Board to appoint additional directors between annual meetings, to a maximum of 1/3 of the number of directors elected at the last annual meeting.

The Board has established a Nominating and Governance Committee to formalize the process of ensuring the retention and recruitment of high calibre directors and proper director succession planning. The Committee consists of three independent directors: Linda E. Thorstad (Chair), Richard A. Mundie and Alexander G. Morrison. This Committee recommends to the Board the nominees for election as directors at the Meeting.

The Board meetings regularly include reviews of the effectiveness of senior management. The Board is of the view that its communication policy among senior management, Board members and shareholders who make enquiries is good. The Board has also established a practice of holding private meetings of the independent directors without non-independent directors and management present following regularly scheduled Board meetings. The number of these meetings has not been recorded but it would be less than five in the financial year that commenced on January 1, 2015. The Board expects and encourages independent directors to bring up issues and concerns that they may have. The Board has appointed Alexander G. Morrison, an independent director, as Lead Director, and as such Mr. Morrison’s mandate includes ensuring that the Board carries out its responsibilities effectively and independently from management.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company’s management. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Corporate governance policies require that (i) the audit and risk committee of every board of directors must be composed only of independent directors, and the role of the audit and risk committee must be specifically defined and include the responsibility for overseeing management’s system of internal controls, (ii) the audit and risk committee have direct access to the company’s external auditor, and suggest that (iii) the compensation and nominating and governance committees of the board of directors of a listed company should be composed of all independent directors, and that other committees, generally be composed of at least a majority of independent directors, and (iv) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for development of the company’s approach to governance issues.

As well as an Audit and Risk Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee and an Environmental Health and Safety Committee. For information concerning the Audit and Risk Committee please see pages 66, and 68 to 70, and Appendix A, of the Company’s Annual Information Form filed on SEDAR on March 30, 2016.

For the purposes of organizational streamlining the Nominating and Governance Committee, together with the Board undertook a review of the Board committees in 2015. As a result the number of standing Board committees was reduced from six to four by eliminating the Executive and the Investment Committees.

Compensation Committee

The Board has established a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation, as well as the fiduciary oversight of the Company’s non-executive employee compensation plans. The Compensation Committee performs all duties relating to this mandate, including the annual review and recommendation to the Board on various forms of compensation and related program considerations, including director’s pay for service on the Board and on other committees. The Compensation Committee is also responsible for the granting of stock options and other equity based compensation, evaluation of the performance of Officers and the review of succession plans with the Chairman and Chief Executive Officer. The Compensation Committee also recommends to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

The Compensation Committee is currently composed of Alexander G. Morrison (Chair), William P. Armstrong and Richard A. Mundie, all of whom are independent directors. During 2015, the committee met six times. As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in compensation-related matters for Officer and non-Officer personnel as well as the administration of equity-based compensation. Specifically:

•

Mr. Morrison (Chair of the Compensation Committee) is a Chartered Professional Accountant with over 25 years of experience in the mining sector where he has held numerous senior executive positions with public companies, and is currently on the Compensation Committee for Detour Gold Corp.

•	Mr. Armstrong has more than 45 years of mining operations experience.

•	Mr. Mundie has held a number of senior leadership positions in the mining sector for over 25 years.

See disclosure under “Election of Directors – Biographical Information” for relevant education and experience of members of the Compensation Committee.

The Compensation Committee charter is included in the Governance Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee (“NGC”) which consists of Linda E. Thorstad (Chair), Richard A. Mundie and Alexander G. Morrison. The NGC charter is included in the Governance Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

The NGC is given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The NGC also reviews with the Board the rules and policies applicable to governance of the Company to assure the Company remains in full compliance with proper governance practices and that the Governance Manual is routinely updated.

The nominating function of the NGC is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of a director of the Company. However, the NGC does not set specific minimum qualifications for director positions. Instead, the NGC believes that nominations for election or re-election to the Board should be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. When evaluating candidates annually for nomination for election, the NGC considers each individual’s skills, the overall diversity needs of the Board (skills mix, age profiles, gender, and work and life experience) and independence and time availability. The NGC seeks to achieve for the Board a balance of industry and business knowledge and experience, including expertise in the mining industry, in regulatory and public policy issues, in management and operations and in transactional situations as well as independence, financial expertise, public company experience, sound judgment and reputation.

The NGC believes that a diverse Board offers depth of perspective and enhances Board operations. The NGC strives to identify the candidates with the ability to strengthen the Board. The NGC does not specifically define diversity, but considers diversity of experience, education, gender, and ethnicity as part of its overall annual evaluation of director nominees.

The Board appreciates that women have been under-represented on Canadian boards, and the Company believes that enhancing gender diversity will strengthen the Board. The Board does not establish specific quotas for any selection criteria, as the composition of the Board is based on numerous factors and selection is often a function of the “best available” candidate. The Board currently includes one female director.

The Company has not adopted an express policy specifically addressing gender diversity, nor has the Company set any numerical or timeline objectives for increasing gender diversity.

Due to the relatively smaller size of the Company amongst producing companies, the Board does not consider it necessary to implement a specific gender diversity policy at this time but the matter remains under review. Should a specific gender diversity policy be considered to be of increasing importance in the future, any policy adopted will be explained to shareholders and their input will be welcomed.

The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality in light of discrimination laws.

The Company’s code of ethics as set out in the Governance Manual, provides a framework for undertaking ethical conduct in employment. Under its code of ethics the Company will not tolerate any form of discrimination or harassment in the workplace. The Company also has whistleblower policies to monitor these issues.

The Company also has formal procedures and whistleblower policies for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually by/or under supervision of the NGC, and those evaluations and assessments are then provided to the Board.

Environmental, Health and Safety Committee

The Board has established an Environmental, Health and Safety Committee consisting of William P. Armstrong (Chair), Linda E. Thorstad and Robert A. Dickinson. The Environmental, Health and Safety Committee charter is included in the Governance Manual and is available for viewing at the Company’s website at www.tasekomines.com. The Environmental, Health and Safety Committee reviews and monitors environmental, health and safety issues relevant to the Company.

Board Decisions

Good governance policies require the board of directors of a listed company, together with its chief executive officer, to develop position descriptions for the chair of each Board committee, for the Chairman of the Board, and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a Committee of the Board remains with the full Board. The Board has approved written position descriptions for the Chairman of the Board and the Chairpersons of Board Committees.

The Board generally requires that all material transactions (including those in excess of $5 million) receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs in excess of $5 million must also receive approval of the plenary Board. The Governance Manual includes provisions that deal with these and other related items.

Governance Policies for Board of Directors and Directors’ Attendance at Meetings

Good governance policies require that (i) the board of directors of every listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) the board of every listed company review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

As noted above, the NGC has developed a formal procedure for assessing and evaluating effectiveness of committees as well as the Board as a whole and is of the view that the Board operates in an effective and legally compliant manner. This function is carried out annually.

The following table sets forth the record of attendance of Board and committee meetings by the Directors for the fiscal year ended December 31, 2015:

Director	Board Meetings	Audit and Risk Committee	Nominating and Governance Committee	Compensation Committee	Environmental Health and Safety Committee
William P. Armstrong(1)	4 of 4	N/A	N/A	6 of 6	1 of 1
T. Barry Coughlan(1)(2)	2 of 2	N/A	N/A	3 of 3	N/A
Robert A. Dickinson	4 of 4	N/A	N/A	N/A	1 of 1
Russell E. Hallbauer	4 of 4	N/A	N/A	N/A	N/A
George Ireland(3)	4 of 4	2 of 2	N/A	N/A	N/A
Alexander G. Morrison(1)(4)(5)	4 of 4	4 of 4	2 of 2	3 of 3	N/A
Richard A. Mundie(1)	4 of 4	4 of 4	2 of 2	5 of 6	N/A
Ronald W. Thiessen	4 of 4	N/A	N/A	N/A	N/A
Linda E. Thorstad	4 of 4	N/A	2 of 2	N/A	1 of 1

Notes:

(1)	Messrs. Armstrong and Coughlan ceased to be members of the NGC on March 24, 2015, and were replaced by Messrs. Mundie and Morrison. Two meetings of the NGC were held thereafter in 2015.
(2)	Mr. Coughlan did not stand for re-election as a director at the Company’s 2015 annual general meeting held on June 11, 2015.
(3)

Mr. Ireland joined the Audit and Risk Committee on October 28, 2014 to replace Mr. Coughlan. He resigned as a director on February 24, 2016. Mr. Armstrong replaced Mr. Ireland on the Audit and Risk Committee.

(4)	Mr. Morrison replaced Mr. Coughlan as a member and Chair of the Compensation Committee on June 11, 2015. Three meetings of the Compensation Committee were held thereafter in 2015.
(5)

Mr. Morrison ceased to be a member of the Environmental, Health and Safety Committee on June 11, 2015 and was replaced by Mr. Dickinson. One meeting of the Environmental, Health and Safety Committee was held thereafter in 2015.

Other Directorships

See “Biographical Information“ under “Election of Directors” above in this Information Circular for details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has adopted what it considers a “best practices” ethical conduct policy which is included in the Governance Manual and is available on the Company’s website. The Board has implemented an annual procedure whereby directors, senior officers and department heads within the Company sign off on, and certify that they have read and understand the Company’s code of ethics and that they are unaware of any violations thereof. Each department head would ensure that the code of ethics is complied with within his or her department.

Amendments to the Governance Manual

As part of its shareholder engagement, in February 2016 the Company adopted amendments to its Governance Manual, available on the Company’s website, that provide for:

•	A “Say on Pay” advisory vote at each annual meeting. See “Particulars of Matters to be Acted Upon – Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”;

•

“Say on Services” advisory vote at each annual meeting, on HDI Fees (as defined below). See “Particulars of Matters to be Acted Upon – Advisory Resolution on the Company’s Approach to Related Service Providers (Say on Services)”; and

•	A vote on acquisitions or dispositions by disinterested shareholders involving HDI and HDI related parties.

“Say on Pay” and “Say on Services” Polices

The Board believes that Shareholders should have the opportunity to not only fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions but to also have an annual advisory vote on such approach to executive compensation. The Board also believes that a similar advisory vote should extend to the Company’s approach to the payment of fees for services by HDI and a related service provider under any services agreement or equivalent. For purposes of this vote, HDI Service Providers (as defined below) includes HDI, and any director, officer, employee or affiliate of HDI, including HDSI, but excludes, to avoid double counting, any person whose remuneration is otherwise disclosed to shareholders as required under securities law policies relating to executive compensation. As noted above, HDI provides Taseko services through HDI’s wholly-owned subsidiary (HDSI).

The purpose of the Say on Pay advisory vote is to provide appropriate director accountability to the Shareholders for the Board’s compensation decisions. The purpose of the Say on Services advisory vote is to provide similar accountability in respect of Board decisions with respect to the fees paid to a HDI Service Providers. Both votes will be advisory votes and the Directors will remain fully responsible for their compensation decisions as well as their decisions in respect of the HDI Fees, and will not be relieved of those responsibilities by a positive advisory vote.

A full copy of the Company’s Say on Pay Policy and Say on Services Policy is included in Appendix 11 to the Governance Manual, on the Company’s website at www.tasekomines.com.

See “Particulars of Matters to be Acted Upon” for more information on the Say on Pay and Say on Services Policies.

HDI Acquisition and Disposition Policy

In addition to the Company’s already robust procedures for the approval of any related party investments, the Board adopted further amendments to require a disinterested shareholder vote on any material acquisition or disposition of assets, rights or property by the Company from any HDI related person (including HDI, HDSI, and any director, officer, shareholder, employee or affiliate thereof, and including certain entities which currently have relationships with HDI). For the purposes of the policy, a transaction is considered material if the transaction, or any series of transaction, exceeds $500,000 in value or in which HDI related persons have a financial interest of greater than $500,000 in value.

STATEMENT OF EXECUTIVE COMPENSATION

Highlights

•

Taseko’s compensation program is structured to be competitive within a peer group of similarly- sized mining companies but is also reflective of both the achievement of operational and financial objectives of the Company and the actual returns to Shareholders. Our compensation philosophy and compensation program elements deliver total compensation to our NEOs (as defined below) at a level commensurate with relative performance versus our peers.

•

Implementation of Performance Share Unit Plan, which only fully pays out if Taseko’s share price performance meets, or exceeds, that of our peer group and inclusion of Total Shareholder Return as a Key Performance Indicator in the Annual Performance Incentive Plan (“APIP”) are designed to more closely align NEO compensation with Shareholder returns.

•	Base salary for all NEOs has been frozen since 2014 in light of industry conditions.

•

Annual Performance Incentive (“API”) results reflect performance against pre-established operational and financial targets, but the Board has discretion to claw back earned bonus amounts to reflect poor Shareholder return performance, such as it did for 2014 when earned API payments were reduced by 20% by the Board to reflect poor share price performance during the year, despite above-target operational performance.

•

Additionally, the Compensation Committee can choose to deliver earned API amounts in Performance Share Units (“PSUs”) to further align NEO compensation with Shareholder fortunes. For API payments earned for 2015 performance, the Compensation Committee has determined that 30% of earned payments will be delivered by way of an equivalent value of PSUs, further aligning NEO pay with shareholders by placing this pay further at risk (in that ultimate payout is now linked to Taseko’s share price) and also helping to protect the financial condition of the Company by eliminating the cash otherwise payable under the APIP.

•

For 2015, as with prior years, total compensation paid to our NEOs is aligned with our relative Total Shareholder Return (“RTSR”) performance versus our peers: Specifically, total compensation for Taseko’s CEO in 2015 is positioned at the 37th percentile of our peer group, in line with the Company’s 39th and 33rd percentile RTSR positioning over the past one- and three-years respectively.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the executive compensation program and the compensation received under the program by the Named Executive Officers (“NEOs”) employed by the Company as of December 31, 2015:

•	Mr. Russell E. Hallbauer – President and Chief Executive Officer (“CEO”)

•	Mr. Stuart McDonald – Chief Financial Officer (“CFO”)

•	Mr. John W. McManus – Chief Operating Officer (“COO”)

•	Mr. David Rouleau - Vice President of Operations (“VP Operations”)

•	Mr. Scott Jones – Vice President of Engineering (“VP Engineering”)

The Compensation Committee provides oversight of the executive compensation program on behalf of the Board. The Compensation Committee is responsible to review, on an annual basis, the compensation paid to the Company’s executive officers and directors; to review performance of the Company’s executive officers; to make recommendations on officer and director compensation to the Board; and to administer the Stock Option Plan and Performance Share Unit Plan. See “Committees of the Board of Directors – Compensation Committee” for more information about the role of the Compensation Committee.

The Compensation Committee follows a process where consideration is given to various inputs including current market data, performance results achieved against individual objectives for each executive officer and overall company performance. In recent years, the Compensation Committee has placed considerable emphasis on ensuring that total compensation and total shareholder returns are aligned within the context of a carefully selected peer group. If it is deemed appropriate, the Compensation Committee may also seek advice from independent consultants.

Based on these assessments and within the context of the Company’s compensation philosophy, the Compensation Committee will make its recommendation for compensation changes and awards for the executive officers to the Board for approval. These compensation recommendations reflect industry data and trends, the general economic outlook as well as the outlook for mining companies and will include input from the Company’s independent compensation advisor (see “External Advice” below).

Philosophy and Objectives

Our executive compensation program is designed to achieve the following objectives:

(a)	attract and retain talented, qualified and effective executives;

(b)	motivate short and long-term corporate and individual performance to enhance the sustainable profitability and growth; and

(c)	align the interests of executives with those of Shareholders.

As Taseko’s compensation philosophy is to ‘pay for performance’, the compensation program is structured to be competitive within a peer group of similarly-sized mining companies, with similar scope and complexity, to ensure that total compensation opportunity is sufficient to attract and retain qualified executives. While compensation opportunity is competitive, the Compensation Committee strives to ensure that the actual compensation paid (versus the compensation opportunity provided) is reflective of both the achievement of pre-determined operational and financial objectives of the Company and the actual returns to Shareholders, relative to similar investment opportunities in the market. Due to the large percentage of each NEO’s compensation package that is variable (or ‘at risk’) and contingent upon the achievement of various milestones that are linked to Shareholder value, actual compensation has generally reflected relative performance; however, the Compensation Committee (and the Board as a whole) has exercised its judgment and discretion to override the payout formula to ensure that NEO compensation reflects Shareholder experience.

External Advice

In each of fiscal 2014 and 2015, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”) to provide independent, third party compensation advice regarding appropriate compensation levels and practices for the company’s senior executive team (including the NEOs) and directors, the review and redesign of the API and the design of the Company’s Performance Share Unit Plan (described below). The following table discloses fees paid to Lane Caputo for such services:

Activity	2014	2015
Executive & Board Compensation Consulting Fees	$41,159	$64,462
All Other Fees	Nil	Nil
TOTAL FEES	$41,159	$64,462

Benchmarking

In order to benchmark the compensation arrangements of Taseko’s executive team, Lane Caputo develops a peer group of publicly-traded mining companies with similar operations and in similar stages of development (i.e. all with at least one producing mine and other projects in various stages of development). Special attention was paid to those companies mining base metals and who had their common shares listed on both the TSX and an American exchange. This peer group, (the “Compensation Peer Group”), is revisited from time to time by both Lane Caputo and the Compensation Committee, to ensure continued comparability to Taseko.

For the review of executive and director compensation that Lane Caputo performed most recently for the Company in 2014, the Compensation Peer Group comprised the following 15 companies:

•	Alamos Gold Inc.	•	Copper Mountain Mining Corp.	•	Imperial Metals Corp.

•	Argonaut Gold Inc.	•	Detour Gold Corp.	•	Sherritt International Corp.

•	AuRico Gold Inc.	•	Endeavour Silver Corp.	•	Silver Standard Resources Inc.

•	B2Gold Corp.	•	First Majestic Silver Corp.	•	Thompson Creek Metals Company Inc.

•	Capstone Mining Corp.	•	Hudbay Minerals Inc.	•	Timmins Gold Corp.

Taseko believes that these companies are appropriate for benchmarking executive compensation because Taseko competes with these companies for executive talent. However, these peers may not be appropriate for other purposes, such as stock market performance, given that the Common Shares are tied to the price of copper while many of these peers are tied to precious metals prices. In order to benchmark share price performance for the purposes of that component of the APIP that relates to RTSR and the vesting of the Company’s PSUs, the vesting of which is also linked to RTSR, Taseko utilizes a peer group of base metals producers against which the Company competes for investment dollars (the “Performance Peer Group”) - please see “Elements of Compensation” below for more information regarding the Performance Peer Group. Elsewhere in this Information Circular Taseko has compared its performance against the three copper producers that are common between both the Compensation and Performance peer groups and that are the closest to Taseko in terms of market capitalization.

Given the continued downturn in the mining sector, the declining price of copper and the commensurate impact on the Company’s share price, the Compensation Committee decided not to undertake an independent benchmarking of competitive executive and director compensation levels in 2015 and has instead maintained a freeze on NEO salaries since 2014.

Elements of Compensation

The philosophy and objectives of the compensation program are delivered via the following elements of compensation.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company competes for executive talent is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, with base salaries targeted at the 50th percentile values of the competitive market, but with consideration also given to internal relativity and individual performance.

Annual Performance Incentive Plan

The executive officers of the Company have an opportunity to earn an annual performance incentive compensation based on corporate and individual performance in the context of the overall performance of the Company. The plan provides for cash payments when pre-determined corporate and individual objectives are met or exceeded. The following components were used in 2015 in determining the API payments for the Company’s NEOs based on a relative weighting formula as follows:

Executive Officer	2015 Maximum Incentive Payout (% of Salary)	WEIGHTINGS BY COMPONENT
		Corporate Goals	Individual Goals
Russell E. Hallbauer	100%	80%	20%
John W. McManus	75%	70%	30%
Stuart McDonald	40%	60%	40%
David Rouleau	40%	70%	30%
Scott Jones	40%	50%	50%

The corporate and individual components are each made up of certain specific elements. While the elements that comprise the corporate component are the same for each senior executive officer, the individual component contains elements that are relevant and pertain directly to the specific role and responsibilities of each senior executive officer.

The maximum incentive payouts for each NEO are designed to allow each executive to achieve above market cash compensation when corporate and individual performance achieves maximum performance levels, versus pre-established targets. Payments that are ultimately awarded to the NEOs under the API will, from time to time, involve the Board’s application of discretion. Application of discretion by the Board will consider mitigating factors in the determination of bonuses given some factors evolve and will not have been addressed in the performance goals established near the beginning of the fiscal year. The Board believes that potentially important aspects of executive and Company performance are not always strictly quantifiable. For example, events or conditions may occur or arise after performance goals have been established that require the executives to focus on different strategic objectives.

Long-term Incentives

The Company’s long term incentives are comprised of two separate plans: the Share Option Plan (“Option Plan”); and the Performance Share Unit Plan (“PSU Plan”). The Option Plan is designed to promote the long-term success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promoting greater alignment of interests between executives and Shareholders in the creation of long-term shareholder value. This alignment of interests is facilitated by the strike price of each option granted; if there is no appreciation in Taseko’s share price from the price at the date of grant, no value will accrue to the options held by executives.

The PSU Plan is designed to further strengthen the linkage of NEO compensation to Shareholder value creation. Each PSU awarded conditionally entitles the participant to receive one (1) Common Share (or the cash equivalent) upon attainment of the PSU vesting criteria. For 2015, PSUs vest to executives on the third anniversary of the date of grant and according to Taseko’s RTSR against a peer group of base metals producers against which the Company competes for investment dollars (the “Performance Peer Group”), as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	RTSR at or above 90th percentile	250%
Above Target	RTSR at 75th percentile	175%
Target	RTSR at 50th percentile	100%
Below Threshold	RTSR below 25th percentile	0%

Linear interpolation will be applied to determine percentage PSU vesting for RTSR performance between the performance achievement levels shown in the table above.

The Performance Peer Group is comprised of the following companies: Amerigo Resources Ltd.; Capstone Mining Corp.; Copper Mountain Mining Corp.; First Quantum Minerals Ltd.; Hudbay Minerals Ltd.; Imperial Metals Corp.; Lundin Mining Corp.; Sherritt International Corp.; Teck Resources Ltd.; Thompson Creek Metals Company Inc.; Turquoise Hill Resources Ltd.

In determining the number of Options and PSUs to grant each year, the Board will consider the impact on Shareholders, peer group and market data relating to the appropriate level of participation, mining sector economic conditions/outlook and the performance of Taseko relative to a number of factors.

2015 Annual Performance Incentive Plan

In 2015, the Compensation Committee and the Board, with input from the NEOs, set Corporate and Individual goals for the NEOs under the API. Some of the Individual goals for each NEO necessarily related to the Company’s development initiatives. The Board was of the opinion that although the achievement of many of these goals will not immediately contribute to near term financial or operating performance or the regulatory approval of the project to which they relate, all are critical milestones in the continued development of the projects in question and should form part of the API metrics for 2015.

The following table provides an overview of the 2015 corporate goals, versus actual performance, for the purposes of the API:

Metric	Measurement	2015 Budget	2015 Actual	Weighting
Operational	Annual copper production vs. budget (lbs)	135 million lbs	142 million lbs	25%
Financial	All-in sustaining costs vs. budget (normalized for Forex)	$2.56/lb	$2.49/lb	25%
	Earnings from mining operations	$53.8 million	$51 million	15%
Corporate Social	Annual safety performance (LTA frequency)	4.0	1.85	15%
Responsibility	Spills and non-Compliant Environmental Events	15	3	15%
Shareholder	Relative Total Shareholder Return(1)	50th Percentile	53rd Percentile	5%

Notes:

(1)	Relative to Performance Peer Group.

The following tables provide an overview of the Individual performance goals for each NEO for the 2015 fiscal year. All goals had target and threshold completion dates within the 2015 calendar year which were then used in part by the Compensation Committee to determine the level of achievement of each goal.

Russell E. Hallbauer President & Chief Executive Officer

As CEO, Mr. Hallbauer is responsible for our overall executive leadership and together with the Board develops the Company’s strategic plan and implements it. This includes overall responsibility for operating and growing the business while managing risk to create long-term sustainable shareholder value.

Measurement		Weighting
•	Identify and acquire additional development project	25%
•	Complete organization-wide succession plan	25%
•	Facilitate continuation of Aboriginal Co-operation Agreements	25%
•	Grow institutional or other investor shareholder base by 10% from 2014 levels	25%

John W. McManus Chief Operating Officer

As COO, Mr. McManus is responsible for all activities relating to the operation of the Company’s Gibraltar Mine and other projects. These responsibilities include engineering and technical services, project management, construction, field operations, and procurement. Contributes key area expertise in the evaluation of the Company’s growth initiatives.

Measurement		Weighting
•	Rationalize Gibraltar manpower requirements	25%
•	Re-engineer Aley operating costs and capital costs	25%
•	Complete reserve update on Gibraltar and enhance NPV	25%
•	Manage 2015 capital budget in relation to copper price	25%

Stuart McDonald Chief Financial Officer

As CFO, Mr. McDonald is responsible for periodic financial reporting, maintenance of internal controls, managing the financial risks of the Company, financial planning and forecasting and record keeping.

Measurement		Weighting
•	Develop long term ERP and implement strategy (cash investment)	33%
•	Negotiate revolving line/off-take for debt arrangement to support liquidity	33%
•	Manage working capital and treasury to ensure $60 million in worst case copper price environment	33%

David Rouleau Vice President, Operations	Mr. Rouleau is responsible for all activities related to the daily ongoing mining operations at the Gibraltar Mine and those to be developed at New Prosperity.
Measurement		Weighting
•	Achieve two Business Improvement Process objectives per department	25%
•	Facilitate increase in water discharge permits	25%
•	Update 43-101 and increase NPV of Gibraltar	25%
•	Initiate and complete rail/port negotiations	25%

Scott Jones Vice President, Engineering	Mr. Jones is responsible for the direction and planning of the Company’s engineering design and processes in new mine development, expansions and acquisitions.
Measurement		Weighting
•	Complete professional development program for technical personnel by Q42015	25%
•	Establish new EA process for New Prosperity	25%
•	Oversee technical work to reduce Aley capital costs and operating cost by $5/kg	25%
•	Acquire mining lease for Aley	25%

Board Discretion on Compensation

The Compensation Committee and the Board as a whole, strives to ensure that the total compensation of the Company’s NEOs is aligned to the experiences of Shareholders. The Compensation Committee and the Board retain the ability to exercise discretion over the API payments actually received by the Company’s NEOs, to ensure than API payments and resulting total compensation, reflect total returns to Shareholders in the year. For the 2014 year, subsequent to the calculation of earned performance incentive amounts, the Board elected to exercise its discretion and reduced the calculated incentive payments by 20% for each executive officer to reflect both the current economic environment in the mining sector and Taseko’s share price performance in 2014. The Board exercised its discretion again for the 2015 year by requiring that a portion of the API payment otherwise payable for 2015 performance be placed further at risk by deferring such payments into PSUs to further align executives’ compensation with the experience of Shareholders and also helping to protect the financial condition of the company by eliminating this portion of the cash API award otherwise payable under the API.

For 2015, performance incentive calculations under the APIP resulted in individual NEO performance scores ranging from 100% - 118% of target. The Board has required 30% of the API award otherwise payable to each NEO for 2015 performance to be again placed at risk and taken instead as an equivalent value of PSUs, which will vest to the NEOs in 18 months’ time. The deferral of 30% of the API awards into PSUs will link the ultimate value of already-earned API award to Taseko’s share price performance over the next 18 months, thereby further aligning executive pay with Shareholder return and also helping to protect the financial condition of the Company.

In addition to the 30% API deferral into PSUs noted above, certain of the NEOs elected to take the remaining 70% of their 2015 API awards in the form of PSUs, which will vest to the NEOs in 12 months. This deferral of 70% of the API awards into PSUs will link the ultimate value of already-earned API awards to Taseko's share price performance over the next 12 months, thereby further aligning executive pay with Shareholder return and also helping to protect the financial condition of the Company.

Risk & Hedging Policy

The Compensation Committee is obliged to consider the Company’s compensation policies in light of whether they could be considered to encourage risk taking by the Company. During 2015, the Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any executive officer (or individual at a principal business unit or division) to take inappropriate or excessive risks. Additionally, the Compensation Committee concluded that there were no risks from the Company’s compensation policies and practices that were reasonably likely to have a material adverse effect on the Company.

There is a restriction on officers and directors regarding the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of both stock options granted as compensation or equity securities held, directly or indirectly, by the officer or director. To the Company’s knowledge, no officer or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of stock options granted as compensation or equity securities held during the year ended December 31, 2015.

Performance Graph

The following graph compares the total cumulative Shareholder return, including dividend reinvestment, for $100 invested in Common Shares of the Company on the TSX for the past five years versus the cumulative total shareholder return for the S&P Metals and Mining Select Industry Index and the S&P/TSX Global Base Metals Index.

The above chart, as required by Canadian securities regulations, compares Taseko’s performance over five calendar years and against the two most relevant mining sector equity market indices. Elsewhere in this document Taseko has measured its stock price performance using non-calendar periods to provide more current information, and using the three copper producers that are the closest to Taseko in terms of market capitalization for the purposes of a more narrowly-focused peer comparison.

Executive Compensation Alignment with Shareholder Value

Our compensation strategy is designed to pay for performance and includes the following philosophical concepts:

•	base salary levels are not dependent on share performance; they are determined by internal relativity, individual performance and peer group compensation practices;

•	the payment of annual performance incentive is based on the achievement of operational objectives that are intended to drive overall Company performance; and

•

the number and value of stock options and PSUs awarded to our NEOs are based on market competitive levels for such awards. The value realized from these equity-based incentives is entirely dependent on Taseko’s share price performance, creating alignment between NEO compensation and shareholder experience.

As the payment of salary and annual incentive awards are not typically linked to share price performance, we do not expect there to be a direct correlation between total shareholder return and total cash (salary + annual incentive) compensation in a given period. The value of stock options and PSUs, however, are directly linked to total shareholder return and are designed to constitute a significant portion of our NEOs’ total compensation. As can be seen from the graph below, the actual realizable value of the equity-based incentives granted to our NEOs in the past five years is less than 2.5% of the value granted to them during this time period, reflecting direct alignment with Shareholder fortunes during the past several years of depressed commodities prices.

As stated earlier, while Taseko’s compensation program is structured to be competitive with the Compensation Peer Group, the Compensation Committee strives to ensure that actual competitive positioning versus this group is reflective of both the achievement of corporate and individual performance and the experience of Shareholders. As such, the Compensation Committee’s goal is to align the total compensation actually received by Taseko’s NEOs with relative Total Shareholder Return versus the Compensation Peer Group.

Total compensation received by Taseko’s President and CEO, represented by the diamond in the exhibit on the above right, is near the 25th percentile of the Compensation Peer Group, slightly below Taseko’s relative Total Shareholder Return over the past 1- and 3-year periods versus the Compensation Peer Group, represented by the diamonds in the exhibit on the above left. This relative compensation positioning holds true for Taseko’s other NEOs, as well.

Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the last three fiscal years ended on December 31, 2015, 2014 and 2013.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards (1) ($)	Non-equity incentive plan compensation		Pension value (2) ($)	All Other Compensation (3) ($)	Total Compensation ($)
					Annual incentive plan ($)	Long-term incentive plans ($)
Russell E. Hallbauer CEO	2015	625,000	96,900	111,524	674,875(5)	Nil	343,857	Nil	1,852,156
	2014	625,000	Nil	844,989	445,523	Nil	343,857	Nil	2,259,369
	2013	548,375	Nil	-	548,375	Nil	343,857	Nil	1,440,607
John W. McManus COO	2015	400,000	58,140	66,658	353,760(5)	Nil	128,123	Nil	1,006,681
	2014	400,000	Nil	529,526	218,902	Nil	128,123	Nil	1,276,551
	2013	358,750	Nil	-	269,063	Nil	181,123	Nil	808,936
Stuart McDonald(4) CFO	2015	284,800	53,295	61,530	123,444(5)	Nil	54,000	Nil	577,069
	2014	254,800	Nil	292,930	77,222	Nil	13,500	Nil	638,452
	2013	84,933	Nil	125,957	32,667	Nil	Nil	Nil	243,557
David Rouleau VP Operations	2015	300,000	38,760	44,866	139,254(5)	Nil	54,813	Nil	577,693
	2014	300,000	Nil	360,529	87,561	Nil	54,813	Nil	802,903
	2013	246,000	Nil	-	98,400	Nil	54,813	Nil	399,213
Scott Jones VP Engineering	2015	266,500	33,915	39,738	106,920(5)	Nil	115,185	Nil	562,258
	2014	266,500	Nil	309,829	80,768	Nil	115,185	Nil	772,282
	2013	256,250	Nil	-	102,500	Nil	135,185	Nil	493,935

Notes:

(1)

For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected life of the stock option (5 years), expected volatility of the Company’s common share price (0.4661), expected dividend yield (0%), and risk-free interest rate (1.05%).

(2)

The amounts reported reflect the Company’s contributions to the retirement compensation arrangement trust accounts for Messrs. Hallbauer, McManus, McDonald, Rouleau and Jones. An equal amount is remitted to a refundable tax account for each participant held with the Canada Revenue Agency. The accumulated values are subject to graded vesting conditions dependant on the years of service with the Company, as outlined in the terms of the plan.

(3)	Perquisites provided to the NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year.
(4)	Mr. McDonald was appointed Chief Financial Officer on September 1, 2013.
(5)

All NEOs have received 30% of annual incentive plan payments payable for performance in 2015 in the form of PSUs to increase alignment with Shareholders by placing a portion of these earned payments at risk, with the ultimate value dependent upon Taseko’s share price in 18 months.

Incentive Plan Awards – Option-based Awards

The following table sets out all option-based and share-based awards outstanding as at December 31, 2015, for each NEO:

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1) ($)	Market or payout value of vested share based awards not paid out or distributed (2) ($)
Russell E. Hallbauer, CEO	305,000	5.13	01-04-2016	Nil	100,000	48,500
	350,000	2.65	01-03-2017	Nil	30,000	14,550
	350,000	2.94	12-31-2017	Nil			Nil
	750,000	2.27	01-10-2019	Nil
	261,000	0.98	05-22-2020	Nil
John W. McManus, COO	190,000	5.13	01-04-2016	Nil	60,000	29,100
	225,000	2.65	01-03-2017	Nil	18,000	8,730
	225,000	2.94	12-31-2017	Nil			Nil
	470,000	2.27	01-10-2019	Nil
	156,000	0.98	05-22-2020	Nil
Stuart McDonald, CFO	100,000	2.02	07-12-2018	Nil	55,000	26,675
	260,000	2.27	01-10-2019	Nil	16,500	8,003	Nil
	144,000	0.98	05-22-2020	Nil
David Rouleau, VP Operations	140,000	5.13	01-04-2016	Nil	40,000	19,400
	150,000	2.65	01-03-2017	Nil	12,000	5,820
	150,000	2.94	12-31-2017	Nil			Nil
	320,000	2.27	01-10-2019	Nil
	105,000	0.98	05-22-2020	Nil
Scott Jones, VP Engineering	140,000	5.13	01-04-2016	Nil	35,000	16,975
	150,000	2.65	01-03- 2017	Nil	10,500	5,093
	150,000	2.94	12-31-2017	Nil			Nil
	275,000	2.27	01-10-2019	Nil
	93,000	0.98	05-22-2020	Nil

Notes:

(1)

Calculated based on the closing price of the Common Shares at December 31, 2015 multiplied by the number of notional Common Shares underlying such Awards. For Performance Awards, calculated based on the closing price of the Common Shares at December 31, 2015 multiplied by the number of notional Common Shares underlying such Awards assuming a payout multiplier of 1.0.

(2)	All Awards are paid out upon vesting and as such there are no outstanding Awards that have vested.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan values vested (or earned) during the twelve months ended December 31, 2015, for each NEO:

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Russell E. Hallbauer	Nil	Nil	674,875
John W. McManus	Nil	Nil	353,760
Stuart McDonald	Nil	Nil	123,444
David Rouleau	Nil	Nil	139,254
Scott Jones	Nil	Nil	106,920

Notes:

(1)	These amounts reflect the aggregate dollar value that would have been realized if all stock options that vested in 2015 were exercised on the applicable vesting date.
(2)	These amounts are API awards paid for performance in 2015.

Pension Plan Benefits

In 2006, the Company first established retirement compensation arrangements to provide benefits to Messrs. Hallbauer, McManus, McDonald, Rouleau and Jones on or after retirement as a means of facilitating a long-term commitment to the Company by each NEO, thereby ensuring a consistent senior technical team to drive the Company’s projects forward. The Taseko Mines RCA Trusts (“RCA Trusts”) are registered defined contribution pension plans under the Income Tax Act (Canada). The assets in the RCA Trusts are invested in accordance with the individual participants’ election from the investment options offered by the RCA Trusts. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under his RCA Trust.

The following table sets forth the accumulated equity inside the defined contribution pension plan within the RCA Trusts, subject to individual vesting conditions as outlined in the terms of the retirement benefit plan, for each of the NEOs:

Name	Accumulated value at January 1, 2015 ($)	Compensatory(1) ($)	Accumulated value at December 31, 2015(2) ($)
Russell E. Hallbauer	1,157,535	343,857	1,417,410
John W. McManus	571,058	128,123	662,674
Stuart McDonald	4,219	54,000	16,068
David Rouleau	163,633	54,813	210,369
Scott Jones	450,064	115,185	501,647

Notes:

(1)

The amounts reported reflect the Company’s contributions to the retirement compensation arrangement trust accounts for Messrs. Hallbauer, McManus, McDonald, Rouleau and Jones. An equal amount is remitted to a refundable tax account for each participant held with the Canada Revenue Agency. The accumulated values are subject to graded vesting conditions dependant on the years of service with the Company, as outlined in the terms of the plan.

(2)

Year-end accumulated value can be considerably less than starting value + compensatory deposits as year-end accumulated value reflects penalties and surrender charges for early plan withdrawal (i.e. at December 31, 2015).

Termination and Change in Control Benefits

Written employment agreements are in place between the Company and each of the NEOs. Under the terms of these agreements, the NEOs are provided with specific payments in the event of termination as follows:

(a)	In the event of termination by the Company without cause, the CEO will receive a lump sum payment calculated as:

•	the monthly rate of the CEO’s base salary multiplied by the CEO’s Notice Period (18 months), plus

•

an amount equal to the bonus the CEO would have earned during the Notice Period (or the amount paid for the immediately preceding year if an amount for the year in question has yet to be determined), plus

•	stock options will immediately vest and may be extended past expiry of employment for up to three years (but not past the expiry of the original option term), plus

•	a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.

The NEOs (other than the CEO) will receive a lump sum payment calculated as:

•	the monthly rate of the NEO’s base salary multiplied by the NEO’s Notice Period (9 months), plus

•	a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date

(b)	If a termination without cause or a resignation occurs within 12 months following a change of control (as defined under the employment agreements but which are considered customary):

•	The NEOs (other than CEO, CFO and COO) will receive an amount equal to:

•	the monthly rate of the executives’ base salary multiplied by the executives’ Notice Period (24 months), plus

•	the equivalent of the most recently earned and paid or payable annual bonus.

•	The CEO, CFO and COO will receive an amount equal to:

•	the monthly rate of the executive’s base salary multiplied by the executive’s Notice Period (24 months), plus

•	the monthly equivalent of the most recently earned and paid or payable annual bonus multiplied by their respective Notice Period (24 months).

•

Additionally, in the event of a change in control, all of the NEOs outstanding options will immediately vest and may be extended past expiry of employment for up to three years (but not past the expiry of the original option term).

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2015, are as follows:

NEO		Termination Without Cause ($)	Change of Control ($)
Russell E. Hallbauer	Salary	937,500	1,250,000
	Annual Incentive Plan	668,285	891,046
	Share-based Awards	N/A	63,050
	Option-based Awards	Nil(2)	Nil(2)
John W. McManus	Salary	300,000	800,000
	Annual Incentive Plan(1)	N/A	437,804
	Share-based Awards	N/A	37,830
	Option-based Awards	Nil	Nil(2)
Stuart McDonald	Salary	191,100	509,600
	Annual Incentive Plan(1)	N/A	154,444
	Share-based Awards	N/A	34,678
	Option-based Awards	Nil	Nil(2)

NEO		Termination Without Cause ($)	Change of Control ($)
David Rouleau	Salary	225,000	600,000
	Annual Incentive Plan(1)	N/A	87,561
	Share-based Awards	N/A	25,220
	Option-based Awards	Nil	Nil(2)
Scott Jones	Salary	199,875	533,000
	Annual Incentive Plan(1)	N/A	80,768
	Share-based Awards	N/A	22,068
	Option-based Awards	Nil	Nil(2)

Notes:

(1)	Other than amounts which are fully earned and payable as at the date of termination. No accrued for the year and payable to the executives as at December 31, 2015.
(2)	All unvested options fully vest.

In addition to the foregoing, the terms of the RCA Trusts, in the event that a NEO is terminated by the Company without cause or resigns, including after a change of control, and the NEO in question is not fully vested in the RCA Trust, a NEO is entitled to receive a proportionate amount of the accumulated value of his RCA Trust depending upon both the nature of the termination or change in control and the number of years of service of the executive, as defined in the RCA Trusts. Additionally, under the terms of the relevant RCA Trust agreements, in the event of a change of control the Company is required to make all remaining employee contributions under the RCA Trusts.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

DIRECTOR COMPENSATION

The following section pertains to the compensation arrangements the Company has with the non-employee directors (i.e. all directors other than Mr. Hallbauer). Mr. Hallbauer does not receive additional compensation for serving as a director.

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and the abilities to carry out the Board’s mandate and enhance the sustainable profitability and growth of the Company. Like the philosophy adopted for executive compensation, the total direct compensation provided to independent directors (which includes both fixed elements of pay (cash) plus the value of long-term compensation) is targeted to be above-market (between 50th and 75th percentile) for above average share price performance.

Alignment with Shareholders

In order to appropriately align the interests of members of the Board with those of the Company’s shareholders, the Board has adopted share ownership guidelines as set out in the Company’s Governance Manual, a copy of which is available on the Company’s website (www.tasekomines.com). The Governance Manual provides that an appropriate level of stock ownership for each director represents a value which is equal to three times annual fees and should be acquired over a period of not more than five years.

Benchmarking

From time to time, the Compensation Committee reviews the compensation arrangements for the Company’s independent directors and enacts changes to pay elements and/or strategy, as required, to better align with current market practices and good corporate governance guidelines. To that end, in 2013, and again in 2014, the Compensation Committee engaged Lane Caputo to provide an annual assessment of director’s compensation at the Company, including the benchmarking of director compensation practices against the same peer group used to benchmark executive compensation practices (see “Statement of Executive Compensation – Compensation Discussion and Analysis” for more information). The Compensation Committee decided not to undertake a review of executive and director compensation in 2015 and has chosen to freeze cash compensation levels since 2014.

Current Compensation Arrangements

For 2015, cash compensation for the Company’s independent directors remained unchanged from the prior year: an annual director’s fee of $65,000, plus an additional fee of $20,000 for the Lead Director (Independent), $20,000 for the Audit and Risk Committee Chairperson, $15,000 for the Compensation Committee Chairperson, and $10,000 for other Committee Chairpersons. These directors also received a fee of $1,500 for each meeting attended.

In 2013 Company adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors. Each non-employee director of the Company (i.e. all directors other than Mr. Hallbauer) is eligible to receive an annual grant of $50,000 of stock options and $100,000 of DSUs. At this time the Board intends to continue to use a combination of DSUs and stock options for director long term incentive compensation with the annual value of stock options awarded to any one director not to exceed $100,000 and the combined annual value not to exceed $150,000.

Director Compensation Table

The following table sets forth the compensation provided to the non-employee directors of the Company for the fiscal year ended December 31, 2015.

Name of Director	Fees earned(1) ($)	Share- based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
William P. Armstrong(4)	102,000	79,560	56,403	Nil	Nil	Nil	237,963
T. Barry Coughlan(5)	60,061	79,560	56,403	Nil	Nil	Nil	196,024
Robert A. Dickinson(6)	65,000	79,560	56,403	Nil	Nil	Nil	200,963
Alexander G. Morrison(7)	121,739	79,560	56,403	Nil	Nil	Nil	257,702
Richard A. Mundie(8)	118,000	79,560	56,403	Nil	Nil	Nil	253,963
Ronald W. Thiessen(6)	215,000	96,900	70,504	Nil	Nil	Nil	382,404
George Ireland(9)	77,441	79,560	56,403	Nil	Nil	Nil	213,404
Linda E. Thorstad(10)	90,980	79,560	56,403	Nil	Nil	Nil	226,943

Notes:

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees.
(2)	The dollar amount based on the grant date fair value of the award for a covered financial year, received in deferred share units or an equivalent cash payment in lieu thereof.
(3)

For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected life of the stock option (5 years), expected volatility of the Company’s common share price (0.4661), expected dividend yield (0%), and risk-free interest rate (1.05%).

(4)	Environmental, Health and Safety Committee Chair.
(5)	Mr. Coughlan did not stand for re-election as a director at the Company’s 2015 annual general meeting held on June 11, 2015.
(6)	Fees for Messrs. Dickinson and Thiessen are paid by HDSI and invoiced to the Company.
(7)	Compensation Committee Chair.
(8)	Audit and Risk Committee Chair.
(9)	Mr. Ireland ceased to be a director on February 24, 2016.
(10)	Nominating and Governance Committee Chair.

The following table sets out all option-based awards outstanding as at December 31, 2015, for each non-employee director.

	Option-based Awards				Share-Based Awards
							Market or
	Number of			Value of	Number of	Market or	payout value
	securities	Option	Option	unexercised in-	shares or units	payout value of	of vested
Name	underlying	exercise	expiration date	the-money	of shares that	share-based	share based
	unexercised	price		options(1)	have not	awards that	awards not
	options				vested (2)	have not vested	paid out or
							distributed(3)
	(#)	($)	(m - d - y)	($)	(#)	($)	($)
William P.	100,000	5.13	01 - 04 - 2016	Nil	Nil	Nil	49,470
Armstrong	100,000	2.65	01 - 03 - 2017	Nil
	100,000	2.27	01 - 10 - 2019	Nil
	132,000	0.98	05 - 22 - 2020	Nil
T. Barry	100,000	5.13	01 - 04 - 2016	Nil	Nil	Nil	49,470
Coughlan	100,000	2.65	01 - 03 - 2017	Nil
	100,000	2.27	01 - 05 - 2019	Nil
	132,000	0.98	05 - 22 - 2020	Nil
Robert A.	100,000	5.13	01 - 04 - 2016	Nil	Nil	Nil	49,470
Dickinson	100,000	2.65	01 - 03 - 2017	Nil
	100,000	2.27	01 - 10 - 2019	Nil
	132,000	0.98	05 - 22 - 2020	Nil
Richard A.	100,000	5.13	01 - 04 - 2016	Nil	Nil	Nil	65,941
Mundie	100,000	2.65	01 - 03 - 2017	Nil
	100,000	2.27	01 - 10 - 2019	Nil
	132,000	0.98	05 - 22 - 2020	Nil
Alexander G.	100,000	5.74	04 - 07 - 2016	Nil	Nil	Nil	65,941
Morrison	100,000	2.65	01 - 03 - 2017	Nil
	132,000	0.98	05 - 22 - 2020	Nil
Ronald W.	125,000	5.13	01 - 04 - 2016	Nil	Nil	Nil	65,941
Thiessen	125,000	2.65	01 - 03 - 2017	Nil
	125,000	2.27	01 - 10 - 2019	Nil
	165,000	0.98	05 - 22 - 2020	Nil
George	50,000	2.27	15 - 09 - 2019	Nil	Nil	Nil	49,470
Ireland	132,000	0.98	05 - 22 - 2020	Nil
Linda E.	50,000	2.27	15 - 09 - 2019	Nil	Nil	Nil	49,470
Thorstad	132,000	0.98	05 - 22 - 2020	Nil

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares at December 31, 2015 on the TSX and the exercise price of the Options.
(2)	All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be a director of the Company.
(3)	Calculated based on the number of DSUs held at December 31, 2015 multiplied by the price per Common Share on the TSX on December 31, 2015.

The following table sets out all incentive plan value vested (or earned) during the year ended December 31, 2015, for each non-employee director.

Name	Option-based awards – Value vested during the year(1) ($)	Share- based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William P. Armstrong	Nil	79,560	Nil
T. Barry Coughlan	Nil	79,560	Nil
Robert A. Dickinson	Nil	79,560	Nil
Alexander G. Morrison	Nil	79,560	Nil

Name	Option-based awards – Value vested during the year(1) ($)	Share- based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Richard A. Mundie	Nil	79,560	Nil
Ronald W. Thiessen	Nil	96,900	Nil
George Ireland	Nil	79,560	Nil
Linda E. Thorstad	Nil	79,560	Nil

Notes:

(1)	These amounts reflect the aggregate dollar value that would have been realized if all options that vested in 2015 were exercised on the applicable vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As described above, in order to provide a non-cash incentive for directors, officers, employees and other service providers whose on-going efforts are critical to the success of the Company, the Board adopted the Option Plan, as well as the PSU Plan. Both the Option Plan and the PSU Plan were approved by the shareholders at the Company’s annual general meeting held June 11, 2015. The Company is required by TSX Policies to seek shareholder approval to ratify any material amendments to the Option Plan and approve its continuation every three years by ordinary resolution. The Option Plan will be due for ratification and approval at the annual general meeting of the Company to be held in 2018.

The Option Plan is designed to promote the long-term success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promote greater alignment of interests between executives and shareholders in the creation of long-term shareholder value. This alignment of interests is facilitated by the strike price of each option granted; if there is no appreciation in Taseko’s Common Share price from the price at the date of grant of options, no value will accrue to the options held by executives.

The PSU Plan is designed to further strengthen the linkage of Named Executive Officer compensation to shareholder value creation. Each PSU awarded conditionally entitles the participant to receive one (1) Common Share (or the cash equivalent) upon attainment of the PSU vesting criteria.

The Company has adopted a DSU Plan for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

Under the Option Plan, a maximum of 9.5% of the issued and outstanding Common Shares of the Company may be reserved for issuance. Options up to this limit may be granted at the discretion of the Board, or the Compensation Committee, to eligible optionees (the “Optionees”). This type of Plan is called a “rolling” plan because as options are exercised, the base of outstanding issued Common Shares on which the 9.5% applies increases.

At the date of this Information Circular, there were options to purchase an aggregate of 12,239,000 Common Shares were outstanding, and together with 1,810,792 outstanding PSUs represented outstanding share based compensation grants totaling, upon exercise, 14,049,792 Common Shares, being approximately 6.3% of issued and outstanding Common Shares. As required by the TSX, the total number of Common Shares available for exercise of securities issued under all share based compensation arrangements at any one time may not exceed 9.5% of the total number of issued and outstanding Common Shares.

The Board is of the view that together the share based compensation plans provide the Company with the flexibility necessary to attract and maintain services of senior executives and other employees and directors by offering competitive compensation relative to other companies in the industry.

The Compensation Committee approves base salaries, annual cash incentives and all share-based compensation including PSUs, DSUs and option grants to executive officers. Options are granted at other times of the year to individuals commencing employment with the Company. The option exercise price is the market price at the grant date in accordance with TSX policies.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Share Option Plan	12,239,000	$1.73	7,022,883
Performance Share Unit Plan	1,810,792	N/A	4,843,737
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	14,049,792	$1.73	11,866,620

Notes:

(1)

The maximum number of PSUs outstanding from time to time under the PSU Plan shall not exceed 3% of the number of outstanding Common Shares. The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements at any time may not exceed 9.5% of the number of outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2015, or has any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

HDSI is a private company which is owned privately by persons which include Taseko directors Messrs. Hallbauer, Thiessen, and Dickinson. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on fair market value basis pursuant to an agreement dated July 2, 2010. Details with respect to fees paid by Taseko to HDSI are set forth below.

About Hunter Dickinson Inc. and Hunter Dickinson Services Inc.

HDI is a private company started in the late 1980s by Robert A. Dickinson and his partner, the late Bob Hunter. They recruited top mining talent in the fields of geology, engineering, law, accounting and administration. The objective was for these professional services to be pooled and costs shared amongst several mining companies on a pay-as-used basis, thus lowering overall costs for HDI’s customers. HDI has provided project generation and development services to a score of junior resource issuers.

Over the years, ownership and management has changed and currently Russell E. Hallbauer, Ronald W. Thiessen, and Robert A. Dickinson (and their families) collectively own approximately half of HDI.

Most of HDI’s senior staff has over 20 years’ experience in the natural resources industry. HDI’s more than 60 employees and subcontractors include:

•	geologists (exploration, project managers, resource modelling, technical reporting and compliance);

•	professional mining engineers;

•	financial and legal professionals (financial and risk management, corporate finance, tax, project finance);

•	environmental scientists;

•	public and governmental relations professionals; and

•	other support staff.

HDI does not take ownership positions in publicly traded companies but provides services to seven publicly traded companies that are related because they have directors in common with HDI. Using a related party for cost-saving services is a common practice in the Canadian mining industry. HDI also provides services to numerous private companies.

The HDI Services Advantage: Flexible and Competitive

For Taseko, HDI provides quality and cost effective services that Taseko needs, like geology, engineering, and legal services. It is far less expensive to use HDI for these services on a flexible, as needed basis than to employ full time in-house staff in each of these and other areas. If Taseko replaced HDI with a group of other service providers, costs would increase significantly. Taseko publicly filed the agreement with HDI at www.sedar.com in 2010.

Taseko is not required to use HDI for any services and its agreement with HDI can be cancelled by either party on 30-days notice. Taseko chooses to use HDI’s services at its discretion for its service quality, experience and competitive rates, typically lower than other third party suppliers. Taseko benefits from HDI’s familiarity with Taseko’s corporate culture and assets – a significant advantage that saves time and money.

HDI provides Taseko services through HDI’s wholly-owned subsidiary (HDSI).

Taseko Spending on HDI Services in 2015

In 2015, Taseko incurred total costs of approximately $2.4 million in transactions with HDSI. Of these, approximately $570,000 related to legal, tax, compliance, exploration, business development, corporate financial and human resources services, approximately $680,000 related to reimbursements of office rent costs and other cost recoveries, and approximately $1.2 million related to compensation paid for Taseko directors and Taseko’s Chief Executive Officer, who are also directors of HDSI. For additional information refer to Note 24(c) of the Company’s annual financial statements for information on these transactions.

Taseko’s spending on HDI services for the last four years is also summarized in the table below.

Taseko Spending on HDI Services from 2012-2015

Category	2012 ($,000s)	2013 ($,000s)	2014 ($,000s)	2015 ($,000s)
Service Fees(1)
Geology, site services, logistics	389	582	523	2
Resource modeling, database, engineering, environmental	130	191	290	21
Legal, tax and compliance	181	209	252	258
Stakeholder communications	17	23	37	2
Business Development, Corporate Finance(2)	53	375	425	127
Human resources, administration	87	115	145	162
Totals	857	1,495	1,672	572

Notes:

(1)

Three amounts paid to HDI have been excluded – CEO salary, Chairman/Director fees (for Russell E. Hallbauer, Ronald W. Thiessen and Robert A. Dickinson) and office rent and other cost recoveries – as those amounts were paid to HDI to be administered by it for the recipients (that is the amounts only flow through HDI to the named recipients and the landlord). For full details of the executive and director compensation amounts paid see “Statement of Executive Compensation” and “Director Compensation” below. The aggregate shared head office rent and other cost recoveries over 2012 to 2015 was $2,370,000 (or an average of approximately $590,000 per year).

(2)	Technical due diligence associated with identifying acquisition targets – reserves / metallurgy / infrastructure / political risk.

Taseko’s Average Spending on HDI Services as a Percentage of Total Taseko Expenditures (2012-2015)

To put these expenses in context, the services provided by HDI from 2012 to 2015 only amounted to approximately 0.3% of Taseko’s total expenditures, as shown in the table and pie chart below:

	2012	2013	2014	2015	Average
Taseko’s spending on HDI services for the four years from 2012-2015 as a percentage of Taseko’s total expenditures	0.2%	0.4%	0.4%	0.2%	0.3%

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company. Some technical and administrative services are performed by HDSI as disclosed above.

PARTICULARS OF MATTERS TO BE ACTED UPON

In addition to the annual matters requiring Shareholder approval which are described in detail above, namely, the election of directors and appointment of the auditors for the ensuing year, the Company is seeking Shareholder approval for the below matters.

Shareholder Rights Plan

The Company adopted a shareholder rights plan dated effective May 2, 2013, pursuant to the shareholder rights plan agreement between the Company and Computershare, as rights agent, dated May 2, 2013 (the “Existing Rights Plan”). At the Meeting, the Company will be seeking the approval of Shareholders to ratify the continued existence of the Existing Rights Plan and its amendment and restatement to give effect to certain amendments to the Existing Rights Plan as described below under “Proposed Amendments”. These amendments are being proposed as a result of the new take-over bid rules the Canadian Securities Administrators adopted in May 2016.

The amended and restated plan is referred to herein as the “Shareholder Rights Plan”. With the exception of the amendments described herein, the Shareholder Rights Plan is identical to the Existing Rights Plan. The approval of the Shareholder Rights Plan and its continuation for the next three years are not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to management of the Company. The proposed approval of the Shareholder Rights Plan and its continuation are also not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the Board in their respective offices, or to deter fair offers for the Common Shares.

Unless otherwise defined below, all capitalized terms shall have the meanings specified in the Existing Rights Plan.

Proposed Amendments

Pursuant to its terms, the Existing Rights Plan will expire on the business day following the termination of the Meeting, unless its continuation is ratified by the Shareholders in accordance with its provisions. Management of the Company has reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws and has determined that the amendments below are necessary to ensure compliance with the new take-over bid rules.

The Board determined that it is appropriate and in the best interests of the Shareholders that the Shareholder Rights Plan be approved to continue for the next three years and amended as described below.

The following are the proposed amendments to the Existing Rights Plan contained within the proposed Shareholder Rights Plan:

•	The definition of “Permitted Bid” is being amended to extend the time for a take-over bid to be taken up from sixty (60) days to one hundred and five (105) days.

•	The definition of “Competing Permitted Bid” is being amended to reflect the amendments to the definition of “Permitted Bid”.

As previously noted, other than the amendments as described above, the Shareholder Rights Plan is identical to the Existing Rights Plan. A copy of the Existing Plan is available under the Company’s SEDAR profile at www.sedar.com.

A summary of the principal terms of the Shareholder Rights Plan is set forth below. The summary is qualified in its entirety by reference to the test of the Shareholder Rights Plan, which is available upon request from the Company at 1040 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4H1 (778-373-4533). A black-lined copy of the Shareholder Rights Plan, showing the changes made to the Existing Rights Plan, is also available on the Company’s website (www.tasekomines.com).

Purpose of the Shareholder Rights Plan

As noted above, the approval of the Shareholder Rights Plan and its continuation for the next three years are not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to management of the Company. The proposed approval and continuation of the Shareholder Rights Plan are also not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the Board in their respective offices, or to deter fair offers for the Common Shares.

Unless otherwise defined below, all capitalized terms have the meaning specified in the Existing Rights Plan.

Pursuant to its terms, the Existing Rights Plan will expire upon the termination of the Meeting, unless its continuation is ratified by Shareholders in accordance with its provisions. Management of the Company has reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws, as well as practices of public corporations in Canada. Effective on June 9, 2016, the Board confirmed and approved the Shareholder Rights Plan and approved amendments to the Shareholder Rights Plan in order to update the Existing Rights Plan to be consistent with current practices.

Term

Provided the Shareholder Rights Plan is approved at the Meeting, the Shareholder Rights Plan (unless terminated earlier) will remain in effect until termination of the annual meeting of Shareholders in 2019 unless the term of the Shareholder Rights Plan is extended beyond such date by resolution of Shareholders at such meeting.

Issuance of Rights

The Shareholder Rights Plan provides that one right (a “Right”) will be issued by the Company pursuant to the Shareholder Rights Plan in respect of each Voting Share outstanding as of the close of business (Vancouver time) (the “Record Time”) on the Effective Date. “Voting Shares” include the Common Shares and any other shares of the Company entitled to vote generally in the election of all directors. One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

As of the Effective Date, the only Voting Shares outstanding will be the Common Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or operating cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

•

a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an “Acquiring Person”, meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid” (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Rights Agreement; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

•

the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% of more of the outstanding Voting Shares; and

•	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial “Exercise Price” equal to three times the “Market Price” at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-In Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a “Permitted Bid” include the following:

•	the takeover bid must be made by means of a takeover bid circular;

•	the takeover bid is made to all holders of Voting Shares on the books of the Company, other than the offeror;

•

no Voting Shares are taken up or paid for pursuant to the takeover bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

•

the takeover bid contains an irrevocable and unqualified provision that, no Voting Shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 105 days following the date of the takeover bid;

•

the takeover bid contains an irrevocable and unqualified provision that, Voting Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

•

the takeover bid contains an irrevocable and unqualified provision that, if on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make public announcement of that fact and the takeover bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid and contain an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to such takeover bid prior to the close of business on the date that is no earlier than the date on which Voting Shares may be taken up under any Permitted Bid (determined as of the date of making the takeover bid, assuming no amendment or variation to the terms and satisfaction of all conditions to the completion of the Permitted Bid) that preceded the Competing Permitted Bid.

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a takeover bid (the “Lock-Up Bid”) made by such person, provided that the agreement meets certain requirements including:

•

the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

•

the holder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another takeover bid or to support another transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the number of Voting Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is greater than a specified number which is not more than 7% higher than the number of Voting Shares offered to be purchased under the Lock-Up Bid; and

•

no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the holder if the holder fails to deposit or tender Voting Shares to the Lock-Up Bid.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a takeover bid by way of a takeover bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding. The Board may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Shareholder Rights Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

The adoption of the Shareholder Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may make amendments to the Shareholder Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Shareholder Rights Plan due to changes in any applicable legislation, regulations or rules. The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Shareholder Rights Plan.

Vote Required and Recommendation of the Board

Approval of the Shareholder Rights Plan by Shareholders is required by the terms of the Shareholder Rights Plan. At the Meeting, Shareholders will be asked to consider and, if thought advisable, to approve and confirm the Shareholder Rights Plan by means of an ordinary resolution (the “Shareholder Rights Plan Resolution”) in substantially the following form:

“BE IT RESOLVED THAT:

1.	The Shareholder Rights Plan, with the amendments to the Shareholder Rights Plan approved by the Board on June 9, 2016, is hereby approved, confirmed and ratified.

2.

Any director or officer of the Company is hereby authorized and directed, for and on behalf of the Company, to do all things and execute and deliver all such agreements, documents and instruments necessary or desirable in connection with the foregoing.”

To pass, the Shareholder Rights Plan Resolution must be approved by a majority vote of the Common Shares voted, in person or by proxy, on the resolution.

The management proxyholders intend to vote FOR the Shareholder Rights Plan Resolution, except in relation to Common Shares held by a Shareholder who instruct otherwise.

Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)

The Board believes that Shareholders should have the opportunity to not only fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions but to also have an annual advisory vote on such approach to executive compensation. The purpose of the Say on Pay advisory vote is to provide appropriate director accountability to the Shareholders for the Board’s compensation decisions. For additional information regarding the Company’s approach to executive compensation, Shareholders should review the section “Statement of Executive Compensation” in this Information Circular. A full copy of the Company’s Say on Pay Policy is included in Appendix 11 to the Governance Manual, and is available on the Company’s website at www.tasekomines.com.

Although an annual vote by shareholders on our compensation practices is not mandatory in Canada, we believe it is an essential part of good governance and enhances shareholder engagement by giving the shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the plans themselves. While Shareholders will provide their collective advisory vote, the Board remains fully responsible for its compensation decision and is not relieved of its responsibilities. Because the Say on Pay resolution is an advisory vote, the results are non-binding; however, the Board and Compensation Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions.

The Board recognizes that Say on Pay is an evolving area in Canada and globally, and will review this policy annually to ensure that it is effective in achieving its objectives.

The Company’s executive compensation policies and programs are based on the principle of ‘pay for performance’ to align the interests of the Company’s executive officers with those of the Company’s shareholders. Shareholders are being asked at the Meeting to consider and approve the following ordinary resolution (the “Say on Pay Advisory Resolution”) in substantially the following form:

“BE IT RESOLVED that on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the Board’s approach to executive compensation delivered in advance of the 2016 annual meeting of shareholders.”

To pass, the Say on Pay Advisory Resolution must be approved by a majority vote of the Common Shares voted, in person or by proxy, on the advisory resolution.

The management proxyholders intend to vote FOR the Say on Pay Advisory Resolution, except in relation to Common Shares held by a Shareholder who instruct otherwise.

In the event that a significant number of Shareholders oppose the Say on Pay Advisory Resolution, the Board will consult with its shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company’s approach to compensation in the context of those concerns.

Shareholders who have voted against the Say on Pay Advisory Resolution are also encouraged to contact the Board to discuss their specific concerns.

The Board will disclose to Shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management proxy circular for its next annual meeting, a summary of the significant comments relating to compensation received from Shareholders in the engagement process and an explanation of the changes to the compensation plans made or to be made by the Board or why no changes will be made.

Advisory Resolution on the Company’s Approach to Related Service Providers (Say on Services)

The Board believes that Shareholders should have an advisory vote in connection with fees paid (“HDI Fees”) for services provided to the Company over the previous year by HDI and certain related service providers (“HDI Service Providers”) under any services agreement or equivalent (the “Services Agreement”). For purposes of this vote, HDI Service Providers includes HDI, and any director, officer, employee or affiliate of HDI, including HDSI, but excludes, to avoid double counting, any person whose remuneration is otherwise disclosed to shareholders as required under securities law policies relating to executive compensation. For additional information regarding fees paid to HDI Service Providers, Shareholders should review the section “Interest of Informed Persons in Material Transactions” in this Information Circular. A full copy of the Company’s Say on Services Policy is included in Appendix 11 to the Governance Manual, and is available on the Company’s website at www.tasekomines.com.

While Shareholders will provide their collective advisory vote, the Board remains fully responsible for its decisions with respect to HDI Fees and is not relieved of its responsibilities. Because the Say on Services resolution is an advisory vote, the results are non-binding; however, the Board will take the results of the vote into account when considering future Services Agreements and future HDI Fees.

The Board recognizes that Say on Services is an evolving area in Canada and globally, and will review this policy annually to ensure that it is effective in achieving its objectives.

Shareholders are being asked at the Meeting to consider and approve the following ordinary resolution (the “Say on Services Advisory Resolution”) in substantially the following form:

“BE IT RESOLVED that on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the HDI Fees as disclosed in the Company’s information circular delivered in advance of the 2016 annual meeting of shareholders.”

To pass, the Say on Services Advisory Resolution must be approved by a majority vote of the Common Shares voted, in person or by proxy, on the advisory resolution.

The management proxyholders intend to vote FOR the Say on Pay Advisory Resolution, except in relation to Common Shares held by a Shareholder who instruct otherwise.

In the event that a significant number of Shareholders oppose the Say on Services Advisory Resolution, the Board will consult with its shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company’s approach to HDI Fees in the context of those concerns, and in addition the Services Agreement will be referred to an independent committee of the Board for amendment or cancellation, as determined in the independent committee’s sole discretion to be in the best interests of the Company.

Shareholders who have voted against the Say on Services Advisory Resolution are also encouraged to contact the Board to discuss their specific concerns.

The Board will disclose to Shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management proxy circular for its next annual meeting, a summary of the significant comments relating to the HDI Fees received from Shareholders in the engagement process and an explanation of the changes to the HDI Fees or the Services Agreement(s) made or to be made by the Board or why no changes will be made.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information form and in the audited financial statements for the year ended December 31, 2015, the auditor’s report thereon and related management discussion and analysis filed on www.sedar.com. Copies of the Company’s most current interim financial statements and related management discussion and analysis, Share Option Plan, Performance Share Unit Plan and the Shareholder Rights Plan and additional information may be obtained from www.sedar.com and upon request from the Company at telephone number (778) 373-4533 or fax number (778) 373-4534.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, June 10, 2016.
BY ORDER OF THE BOARD OF DIRECTORS

“Russell E. Hallbauer”

Russell E. Hallbauer
President and Chief Executive Officer

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